[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

September 16, 2009

AOL Inc.

Registration Statement on Form 10

File No. 001-34419

Dear Mr. Shuman:

We refer to the letter of August 26, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to AOL Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-34419, filed on July 27, 2009 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. Four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement are enclosed for your convenience.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Information Statement, Exhibit 99.1

General

1.	We note a number of blank spaces throughout your information statement concerning the beneficial ownership of your securities and the number of shares outstanding following the spin-off, in addition to statements that you will provide additional disclosure in an amendment to the information statement including information regarding your directors. We also note that you have not disclosed the material terms of the separation and distribution agreement and related agreements in the spin-off because you have not yet entered into them. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Response: The Company acknowledges the Staff’s comment and has made various updates to its disclosure regarding the material terms of the separation and distribution agreement and related agreements (see pages 127-131), and will disclose additional information regarding certain of the related agreements (in particular, information regarding the Tax Matters Agreement, Employee Matters Agreement, Intellectual Property Cross-License Agreement, the IT Applications and Database Agreement and the list of services to be provided under the Transition Services Agreement) in a subsequent amendment to the Registration Statement once the terms of those agreements are finalized. The Company has also revised its disclosure regarding the process used by the Company to select its initial board of directors following the spin-off (see page 85), and will disclose additional information regarding its directors in a subsequent amendment to the Registration Statement once it has determined the individuals who will compose its initial board of directors following the spin-off. Information regarding beneficial ownership of the Company’s securities and the number of shares of the Company’s common stock outstanding following the spin-off will depend on, among other things, the determination of the distribution ratio for the spin-off, which has not yet been determined. The Company will provide additional information regarding these matters in a subsequent amendment to the Registration Statement.

2.	Please provide any exhibits that have not already been filed as soon as possible. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

Response: The Company acknowledges the Staff’s comment. All of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed have been filed with the Amendment or will be filed as promptly as practicable in a subsequent amendment to the Registration Statement. The Company also acknowledges that all exhibits and related disclosure are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness.

3.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: The Company has updated its financial statements and related disclosure in the Amendment in accordance with Rule 3-12 of Regulation S-X.

Summary of the Spin-Off, page 7

4.	Please consider adding to the summary of the transaction information relating to the management and operations of the company after the transaction, such as, but not limited to, the management of the company and departures of any significant employees. You state in the risk factors that you have had multiple changes in executive leadership and leadership direction.

Response: The Company has revised its disclosure on page 11 to add summary information regarding the management and operating strategy of the Company after the separation. The Company advises the Staff that the Company’s current Chief Executive Officer and Chief Financial Officer have joined the Company recently, with the Chief Financial Officer beginning his employment with the Company on September 8, 2009. In addition, the Company’s current Chief Operating Officer will leave the Company prior to the spin-off. As each continues to assess the needs of the Company in operating as an independent, publicly-traded company and in implementing its strategy, it is possible that there will be additional changes in the Company’s senior management team in light of their assessment of the Company’s organizational structure and personnel requirements. Any such changes that are determined prior to the effectiveness of the Registration Statement will be disclosed in subsequent amendments to the Registration Statement.

Summary Historical Consolidated Financial Data, page 12

5.	Please expand your disclosure to state that the financial information is based on assumptions, including allocations of shared expenses between the parties that might not have been applicable had AOL operated as an entity that was separate from Time Warner.

Response: The Company has revised its disclosure on pages 12 and 40 to address the Staff’s comment.

Risk Factors, page 14

General

6.	Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

Response: The Company has revised the introductory paragraph on page 15 to eliminate the disclaimer regarding omission of risks of which it is not currently aware or which are immaterial. The Company has also revised the first sentence of the paragraph to state the following: “The risks and uncertainties described below are those which we consider material and of which we are currently aware.”

We face intense competition in all aspects of our business, page 15

7.	Please expand the risk factor to provide more specific qualitative and quantitative information about the competition you have experienced and face in the subscription access service, especially from broadband Internet access providers. Discuss the extent of the competition faced by the company’s continuing reliance on subscription revenues from dial-up customers by broadband Internet access providers. Quantitative information regarding the competitive environment would provide meaningful context for investors to assess this risk factor associated with your business.

Response: The Company has revised its risk factor disclosure on page 16 to address the Staff’s comment.

We may need to raise additional capital and we cannot be sure that additional financing will be available, page 16.

8.	You state that you intend to enter into a credit facility in connection with the spin-off and use the proceeds of the financing to support your working capital needs and the growth of your business and for other general corporate purposes. Please expand your discussion in this risk factor to explain the consequences if you fail to obtain the credit line and how this may affect your ability to operate as a stand-alone company. Also explain the effect of any restrictions that the credit line will impose on your ability to grow your business.

Response: The Company intends to enter into a credit facility prior to the separation and will disclose additional details of the credit facility in a subsequent amendment to the Registration Statement. The Company advises the Staff that it currently does not expect that the credit facility will be finalized by the date on which it expects to request effectiveness of the Registration Statement. The Company does expect to have a binding commitment from lenders in respect of the credit facility in place on that date and intends to describe the material terms of the commitment, including any conditions to the commitment and risks relating to those conditions, in a subsequent amendment to the Registration Statement. The Company currently expects that the credit facility will have a term of approximately one year. Accordingly, the Company has revised its risk factor disclosure on page 17 to include additional disclosure regarding the potential future consequences if the Company is unable to extend the term of the credit facility beyond the anticipated term or obtain a new credit facility at the end of the anticipated term. In addition, the Company has revised its disclosure on page 17 to add a risk factor addressing covenant restrictions that the Company expects will be imposed by the terms of the credit facility. The Company intends to supplement this risk factor disclosure in a subsequent amendment to the Registration Statement as the terms of the binding commitment and credit facility are finalized.

Cautionary Statement Concerning Forward-Looking Statements, page 27

9.	We note your reference to the Private Securities Litigation Reform Act of 1995 and statement that your filing contains forward-looking statements within the meaning of that legislation. Please be advised that we view the public distributions of shares in the proposed spinoff transaction as the company’s initial public offering. See paragraph (b)(2)(D) of Section 21E of the Securities Exchange Act and revise appropriately.

Response: The Company has revised its disclosure on page 29 to delete the reference to the Private Securities Litigation Reform Act of 1995.

The Spin-Off

Background, page 28

10.	Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led Time Warner’s board to approve the separation of AOL, and recommend that the company be spun-off as a stand-alone public company. Please provide a reasonably detailed summary of the discussions that led to the current transactional structure. For example, discuss why AOL LLC will be transferred to Time Warner after the spin-off of AOL Inc. Also address what consideration AOL Inc. gave to the allocation of assets, liabilities, rights and indemnifications between Time Warner and AOL Inc. in connection with the separation and distribution agreement, transition services agreement, employee matters agreement, tax matters agreement, and intellectual property cross-license agreement. We note your disclosure on page 24 that these agreements may not reflect terms that would have resulted from arm’s length negotiations among unaffiliated third parties.

Response: The Company has revised its disclosure on pages 30-31 to address the Staff’s comment. The Company advises the Staff that, as discussed in the section entitled “Separation and Distribution Agreement” under “Certain Relationships and Related Party Transactions—Agreements with Time Warner,” the Seperation and Distribution Agreement is generally structured so that each of AOL and Time Warner retains the assets of, and the liabilities associated with, its respective business.

Reasons for the Spin-Off, page 28

11.	Discuss the costs and risks associated with the transaction that you disclose were considered by the board of directors of Time Warner in determining whether to effect the spin-off.

Response: The Company has revised its disclosure on page 31 to address the Staff’s comment.

Manner of Effecting the Spin-Off, page 29

12.	Please quantify the costs associated with the contemplated transaction to be borne by AOL, and the amount of debt you will assume or incur to cover these costs and for working capital as a stand-alone company.

Response: The Company has revised its disclosure on page 32 to address the Staff’s comment. However, the Company is not presently able to quantify the costs associated with the transaction and, as a result, has left a blank space in place of a cost estimate in the revised disclosure. The Company intends to insert a cost estimate in a subsequent amendment to the Registration Statement.

The Company advises the Staff that it does not currently anticipate that it will assume or incur debt to cover the costs associated with the transaction. With respect to indebtedness to be incurred for working capital, the Company advises the Staff that it expects to include additional disclosure with respect to its anticipated revolving credit facility in a subsequent amendment to the Registration

Statement.

Material U.S. Federal Income Tax Consequences, page 30

13.	You state that Time Warner has made it a condition to the spin-off that Time Warner obtain an opinion of counsel confirming that the spin-off “should not” result in the recognition of gain or loss to its shareholders, except to the extent of cash received in lieu of fractional shares, but do not state your conclusion whether the spin-off is tax-free. Please briefly explain the level of confidence associated with the receipt of a “should not” tax opinion. Explain why counsel cannot opine that the spin-off will not result in the recognition of gain or loss to its shareholders and describe the degree of uncertainty. Please elaborate as to what circumstances could make the distribution not qualify as a tax-free transaction. Given that the tax consequences of the proposed spin-off appear material to investors and the inclusion of representations about the tax outcome in the Form 10, it appears you should file counsel’s tax opinion in a pre-effective amendment to the filing.

Response: The Company advises the Staff that Time Warner currently expects to obtain an opinion of counsel confirming that the spin-off “will not” result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner shareholders, except to the extent of cash received in lieu of fractional shares. The Company has revised its disclosure to reflect this change (see pages 5, 24, 33, 34 and 36). The Company further advises the Staff that it intends to file the opinion of counsel as an exhibit to a subsequent amendment to the Registration Statement. In addition, while the Company does not state a conclusion regarding whether the spin-off will be tax-free to Time Warner shareholders, the third sentence of the cover page of the Information Statement states the following: “It is expected that the spin-off will be tax-free to Time Warner shareholders for U.S. Federal income tax purposes, except to the extent of cash received in lieu of fractional shares.” As discussed in the section entitled “Material U.S. Federal Income Tax Consequences” under “The Spin-Off,” the opinion of counsel will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate.

14.	You state that you are providing a summary of “certain” U.S. federal income tax consequences to the holders of Time Warner common stock. Revise the first sentence under this subheading to clarify that you are describing the material U.S. federal income tax consequences of the spin-off to investors.

Response: The Company has revised its disclosure on page 32 to clarify that it is describing the material U.S. Federal income tax consequences of the spin-off.

Conditions to the Spin-Off, page 33

15.	Please include a statement as to whether any federal or state regulatory requirements must be complied with, other than the SEC rules, or approval must be obtained in connection with the transaction. See Item 14(a)(5) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. The Company has revised its disclosure on pages 10 and 37 to add a statement to that effect.

Business

Intellectual Property, page 45

16.	You disclose that your intellectual property assets such as copyrights, trademarks, and patents are among your most valuable assets. Please disclose the duration and effect of any material patents, trademarks and licenses. See Item 101(c)(iv) of Regulation S-K.

Response: The Company has revised its disclosure on page 49 to include information regarding its “AOL” trademark registrations. The Company advises the Staff that, while collectively the Company’s intellectual property assets are among its most valuable assets, other than the AOL brand and related trademark registrations, there is no one individual copyright, trademark or patent that the Company considers to be material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

17.	We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. In other instances, you sometimes refer to an event or business condition that “primarily” caused a material change from the preceding period. For example, we note you have indicated that product pricing and sales volume have impacted your revenues. Your discussion should be enhanced to specifically quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume or to the introduction of new products or services over the last three years. Discuss in quantitative terms how average price levels for both subscription services and advertising have varied from one period to the next. Furthermore, to the extent decreases in price are the result of pricing pressures or other identifiable factors, those factors should be discussed as well. Expand to quantify each material contributing factor that you identify and strive to avoid prefacing the reference to these sources of changes with the word “primarily,” which obscures the ability of the reader to identify the material sources of the change. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835, Interpretation: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company has revised its disclosure within the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to address the Staff’s comment by (i) limiting the use of the word “primarily,” (ii) adding disclosure to better quantify the contributions that different sources made to material changes, including where pricing or volume has impacted subscription and advertising revenue and (iii) disclosing the period-to-period variation in average price levels for the Company’s access subscriber base.

18.	Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company’s financial condition. Challenges that should be discussed include the transition from being a part of Time Warner to an independent publicly traded company (including paying for the associated costs of being a public company). In this regard, you state on page 24 that you will incur additional costs associated with being an independent, publicly traded company. Discuss the costs and the nature of the expenses.

Response: The Company has revised its disclosure on pages 57-58 to include a new section entitled “Trends, Demands and Uncertainties Impacting Our Business” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The section describes known material trends, demands and uncertainties as well as economic and industry-wide factors and material opportunities, challenges and risks relevant to the Company’s business.

Liquidity and Capital Resources, page 66

Current Financial Condition, page 66

19.	You indicate that “the cash [you] generate has been sufficient to fund [y]our working capital, capital expenditures and financing requirements.” Tell us what consideration you gave to discussing the extent to which the cash you generate has historically been funded through your cash management relationship with Time Warner. In this regard, we note from your discussion of financial activities on page 69 that you required a net contribution from Time Warner in 2008 to fund acquisitions. Address the extent to which your historical cash management arrangement is indicative of future cash requirements.

Response: The Company advises the Staff that it has generated significant positive cash flow from operations in the last three fiscal years. For the years ended December 31, 2008, 2007 and 2006, cash provided by operations was $933.6 million, $1,016.6 million and $1,142.2 million, respectively. As part of Time Warner’s cash management and treasury services, the Company sweeps the majority of all cash balances to Time Warner on a daily basis. Because of this daily cash sweep, the Company currently relies on Time Warner for funding in order to meet its domestic cash needs, including for acquisitions (such as the acquisitions of Bebo, Inc. and Perfiliate Limited that were consummated in 2008). This relationship will terminate prior to the consummation of the separation and, as a result, the Company will retain its cash balances following the separation. As currently discussed in the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company expects to be able to fund its ongoing working capital, capital expenditure and financing requirements through cash flows from operations and a new revolving credit facility to be entered into in connection with the separation.

Management, page 76

20.	You state on page 79 that your initial board of directors will be selected through a process involving both AOL and Time Warner. Please describe the selection process and include the information required by Items 401, 402, 403, 404, and 407(a) of Regulation S-K when you have determined your directors. We may have further comments after reviewing this information.

Response: The Company has revised its disclosure on page 85 to add a description of the process used by the Company to select its initial board of directors following the spin-off. In addition, the Company advises the Staff that it will include the information required by Items 401, 402, 403, 404 and 407(a) of Regulation S-K in a subsequent amendment to the Registration Statement once it has determined the individuals who will compose its initial board of directors following the spin-off.

Executive Compensation, page 80

21.	We note that you did not include Randy Falco, your former Chief Executive Officer, and Nisha Kumar, your former Chief Financial Officer, in the Compensation Discussion and Analysis discussion and in the Summary Compensation Table. Item 402(a)(3)(i) and (ii) of Regulation S-K requires disclosure of all individuals serving as the company’s principal executive officer and principal financial officer during the last completed fiscal year, and it is therefore unclear why this information has been omitted. Please revise the disclosure to include the applicable compensation information for Randy Falco and Nisha Kumar, and include Timothy Armstrong in the Summary Compensation Table, or tell us why this is not necessary. Please include any elements of compensation that were paid relating to their termination.

Response: The Company acknowledges the Staff’s comment to include Randy Falco, the Company’s former Chief Executive Officer, and Nisha Kumar, the Company’s former Chief Financial Officer, in the Compensation Discussion and Analysis and the Summary Compensation Table. Pursuant to the guidance provided by the Staff’s Compliance and Disclosure Interpretations of Regulation S-K, and the over-arching principle of the Compensation Discussion and Analysis section stated in Instruction 1 of Item 402 of Regulation S-K, which instructs registrants “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers,” the Company respectfully submits that compensation disclosure with respect to Mr. Falco and Ms. Kumar is not required in this instance.

The Staff’s Compliance and Disclosure Interpretations provide:

“Section 217. Item 402(a) – Executive Compensation; General

217.01 Whether a spin-off is treated like the IPO of a new “spun-off” registrant for purposes of Item 402 disclosure depends on the particular facts and circumstances. When determining whether disclosure of compensation before the spin-off is necessary, the “spun-off” registrant should consider whether it was a reporting company or a separate division before the spin-off, as well as its continuity of management. For example, if a parent company spun off a subsidiary which conducted one line of the parent company’s business, and before and after the spin-off the executive officers of the subsidiary: (1) were the same; (2) provided the same type of services to the subsidiary; and (3) provided no services to the parent, historical compensation disclosure likely would be required. In contrast, if a parent company spun off a newly formed subsidiary consisting of portions of several different parts of the parent’s business and having new management, it is more likely that the spin-off could be treated as the IPO of a new “spun-off” registrant. [Jan. 24, 2007]”

For the following reasons, the Company believes that, with respect to Mr. Falco and Ms. Kumar, the anticipated spin-off should be treated like an IPO of a new “spun-off” registrant for purposes of Item 402 disclosure, and therefore no compensation information need be provided.

•

While Mr. Falco and Ms. Kumar were executive officers of the Company as of December 31, 2008, they separated from their service to the Company during the first half of 2009. Concurrent with Mr. Falco’s separation, the Company hired Timothy Armstrong to serve as the Company’s Chief Executive Officer, and following Ms. Kumar’s separation, the Company hired Arthur Minson to serve as the Company’s Chief Financial Officer. Accordingly, the spun-off company will have a significantly different senior management team from the senior management team of the pre-spin-off company as of the end of last year.

•

Mr. Armstrong’s and Mr. Minson’s primary services to the Company include material services that were not provided by Mr. Falco and Ms. Kumar. Mr. Falco and Ms. Kumar were tasked with operating a subsidiary of an already publicly-traded company. In contrast, Mr. Armstrong was hired and commenced a review of the Company’s strategy, structure and operations at a time when Time Warner was evaluating structural alternatives for the Company, culminating in the ultimate decision to proceed with the separation of the Company from Time Warner. Mr. Minson became Chief Financial Officer in September 2009. As a result, a substantial part of Mr. Armstrong’s and Mr. Minson’s current responsibilities are related to preparing the Company to become an independent, publicly-traded company. In connection with the spin-off, Mr. Armstrong’s and Mr. Minson’s responsibilities will expand further to include the additional responsibilities associated with being an independent public company, such as investor relations, treasury services, securities regulation compliance, internal audit, corporate governance and board of directors relations. In contrast, their predecessors had responsibility in only some of these areas and then only as are applicable to a subsidiary of a public company.

•

The compensation, employment and separation arrangements of Mr. Falco and Ms. Kumar are not accurate indicators of the Company’s current and anticipated compensation policies and decisions for a variety of reasons. For example, Mr. Falco’s and Ms. Kumar’s long-term incentive compensation was focused, in large part, on the performance of Time Warner’s common stock, whereas following the spin-off, Mr. Armstrong’s and Mr. Minson’s long-term incentive compensation will be focused on the performance of the Company’s common stock. In addition, all of Mr. Falco’s compensation arrangements were subject to review and approval by the Time Warner Compensation and Human Development Committee. Mr. Falco’s separation agreement was negotiated by Time Warner’s senior management and was approved by the Time Warner Compensation and Human Development Committee. Furthermore, Time Warner’s senior management negotiated and approved Ms. Kumar’s separation agreement. Although the Time Warner Compensation and Human Development Committee also reviewed and approved Mr. Armstrong’s compensation arrangements, which are set forth in his employment agreement, following the spin-off, the Company’s Compensation Committee will be responsible for determining the compensation of the Company’s named executive officers. Accordingly, the Time Warner Compensation and Human Development Committee and Time Warner’s senior management will have no involvement with the compensation, employment and separation arrangements of the Company’s named executive officers following the spin-off.

Thus, the Company believes that the compensation, employment and separation arrangements for the Company’s former Chief Executive Officer and former Chief Financial Officer are not material information that is necessary to an understanding of the Company’s compensation policies and decisions. Moreover, the Company believes that disclosure of such information could lead to substantial confusion among investors with respect to the Company’s actual compensation policies and decisions, since investors may erroneously assume that such arrangements are indicative of the Company’s future compensation policies. For the foregoing reasons, the Company respectfully submits that the compensation information for the former Chief Executive Officer and the former Chief Financial Officer need not be disclosed in the Compensation Discussion and Analysis.

The Company acknowledges the Staff’s comment to include Mr. Armstrong in the Summary Compensation Table, but the Company believes that his inclusion is not required under Item 402(c) of Regulation S-K. The Company hired Mr. Armstrong in March 2009 to serve as its Chief Executive Officer beginning in April 2009. Mr. Armstrong did not serve as the Company’s principal executive officer or act in any similar capacity at any time during 2008. Further, he was not an employee of the Company at any time during 2008. Accordingly, the Company does not consider him to be a named executive officer with respect to 2008, and therefore, the Company respectfully submits that he does not need to be included in the Summary Compensation Table. In subsequent filings, the Company intends to include Mr. Armstrong as a named executive officer with respect to 2009 and for any subsequent year for which inclusion would be required by Item 402(c) of Regulation S-K.

In order to provide investors with material information regarding the Company’s current and anticipated compensation policies and decisions, the Company has included comprehensive disclosure in the Registration Statement regarding the compensation policies and decisions applicable to the three named executive officers who have been with the Company since December 31, 2008, and whom the Company expects to remain employed by the Company following the spin-off. In addition, the Company has included robust disclosure in the Registration Statement regarding the terms of the employment agreement with the Company’s current Chief Executive Officer, who is expected to remain in his role following the spin-off. Furthermore, the Company has provided in the Amendment the same type and depth of disclosure regarding the terms of the employment agreement with the Company’s current Chief Financial Officer, who was hired by the Company following the original filing of the Registration Statement. Therefore, the Company respectfully submits that it has fully complied with, and in some respects exceeded, the disclosure obligations under Item 402(b) with respect to its current and anticipated named executive officers.

22.	We note that your employment and other compensatory agreements with your named executive officers and Mr. Armstrong have provisions which are triggered by the definitions of “cause” and “good reason” but you have not defined these terms in the filing. It appears that these definitions are important to understand the termination provisions of these agreements. Please disclose the appropriate definitions with respect to each agreement and any other material terms of these agreements.

Response: The Company acknowledges the Staff’s comment to include definitions of “cause” and “good reason” from the relevant employment and other compensatory agreements with the Company’s named executive officers and Mr. Armstrong, and the Company has provided additional disclosure on pages 97, 100, 106, 112, 118, 119 and 120. With the addition of these definitions and the description of Mr. Minson’s employment agreement, the Company believes that all material terms of the agreements have been disclosed.

23.	We note that the performance stock units are awarded based on the performance achieved in amounts ranging from 0% to 200% of the target amounts awarded to participants over a three-year period, but you have not disclosed the target amounts for each of the named executive officers. We also note that the second bonus under the Global Bonus Plan is based on the achievement of 2009 OIBDA and Free Cash Flow goals and individual performance measures, but you have not disclosed these quantitative or qualitative measures. If you have omitted the specific performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Please note that to the extent that it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b), your disclosure should address how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels. See Item 402(b)(2)(v) and (vii) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response: The Company acknowledges the Staff’s comment with respect to the disclosure of the target amounts of performance stock units awarded to each of the named executive officers. The Company would like to direct the Staff’s attention to the “Target” column under the “Estimated Future Payouts Under Equity Incentive Plan Awards” portion of the “Grants of Plan-Based Awards During 2008” table on page 110 for the target amounts of shares underlying performance stock units awarded to the named executive officers during 2008. In addition, the “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” column of the “Stock Awards” portion of the “Outstanding Equity Awards at December 31, 2008” table on page 113 shows the target amounts of shares underlying performance stock units awarded to the Company’s named executive officers in 2008 and 2007 that were outstanding at the end of fiscal year 2008.

The Company acknowledges the Staff’s comment to include the Company’s 2009 OIBDA and Free Cash Flow goals and individual performance measures that will be used to determine the amount of the second bonus under the Global Bonus Plan, but the Company respectfully submits that such disclosure is not required because it is not necessary for, or material to, an understanding of the compensation of the Company’s named executive officers in 2008.

Instruction 2 to Item 402(b) provides: “The Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed pursuant to this Item.” The tables and accompanying discussion in the Registration Statement relate only to 2008 compensation for the named executive officers. The Company has fully described the 2008 OIBDA and Free Cash Flow goals and individual performance measures used to determine bonuses under the 2008 Annual Incentive Plan, as well as all other factors material to the named executive officers’ 2008 compensation.

Instruction 2 to Item 402(b) goes on to provide: “The Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” In his October 9, 2007 speech entitled “Where’s the Analysis?,” former Director of the Division of Corporation Finance John W. White provided two examples of when a subsequent year’s performance targets might affect a fair understanding of a named executive officer’s compensation for the previous year: multi-year compensation plans and instances where targets vary materially from year-to-year.

The Company has disclosed the general terms of the Global Bonus Plan in the Registration Statement because the Company wants its shareholders to understand that it has made several changes to its compensation program in anticipation of a potential separation of the Company from Time Warner. However, the 2009 OIBDA and Free Cash Flow goals and individual performance measures that will be used to determine the amount of the second bonus under the Global Bonus Plan had no impact or effect on targets or payout levels of 2008 bonuses or any other compensation earned by the Company’s named executive officers in 2008. The Global Bonus Plan is similar to the Annual Incentive Plans used in previous years, but the setting of each year’s performance targets under these plans has not affected how the Company has made compensation determinations for any previous year. Targets for each year have been set by the Company’s management in consultation with Time Warner based on their goals for Company performance for the year, and any variation in targets among years has resulted from the fact that each year has been considered independently of the others.

The Company does intend to disclose the 2009 OIBDA and Free Cash Flow goals and individual performance measures as part of the discussion and analysis of 2009 executive compensation in its annual report on Form 10-K for the year ended December 31, 2009 (either directly or through incorporation by reference to the definitive proxy statement for its 2010 annual meeting of shareholders) and intends to continue the practice of disclosing prior year performance targets in future filings, unless the Company determines that such disclosure would cause competitive harm to the Company. In addition, if in a future year the Company determines that information regarding the bonus plan performance targets established in such year is material to a fair understanding of the compensation paid to its named executive officers for the previous year, the Company will include such information in any filing in which the previous year’s compensation is required to be discussed.

Summary Compensation Table for Fiscal Year 2008, page 97

24.	In your response letter, please explain why the summary compensation table for executive officers only includes information for fiscal year 2008 and not for fiscal years 2007 and 2006. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 217.01 available at http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.

Response: The Company acknowledges the Staff’s comment to include in the Summary Compensation Table for executive officers information with respect to their compensation during fiscal years 2007 and 2006, but the Company believes that such information is not required under Item 402(c) of Regulation S-K. Instruction 1 to Item 402(c) provides: “Information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” The Company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during fiscal years 2007 and 2006, and no compensation information with respect to those years was previously required to be provided by the Company in response to an SEC filing requirement. Accordingly, the Company respectfully submits that the Company does not have an obligation to provide information with respect to the compensation of the Company’s named executive officers during fiscal years 2007 and 2006.

Security Ownership of Certain Beneficial Owners and Management, page 114

25.	Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as the Capital Research Global Investors, AXA Financial, Inc., and Dodge & Cox. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response: The Company advises the Staff that the information included in the Registration Statement related to the security ownership of Capital Research Global Investors, AXA Financial, Inc. and Dodge & Cox is based solely on Schedule 13G filings by such entities with respect to Time Warner common stock. Such Schedule 13G filings do not disclose natural persons who, directly or indirectly, have or share voting and/or investment power over the applicable shares.

Certain Relationships and Related Party Agreements, page 116

26.	Please provide a materially complete description of the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, and any other agreements with which you intend to enter into with Time Warner. Disclose the obligations of each party under the agreements, assets and liabilities that will be distributed between the parties, material covenants and restrictions, and any additional disclosure that would allow shareholders to understand the level and extent of the inter-dependency of Time Warner and AOL and their reciprocal financial obligations.

Response: The Company has revised its disclosure on pages 127-131 to add additional descriptive disclosure regarding the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement and certain other agreements between the Company and Time Warner. In addition, the Company intends to disclose additional information regarding certain of the agreements it intends to enter into with Time Warner in a subsequent amendment to the Registration Statement (in particular, additional information regarding the Tax Matters Agreement, Employee Matters Agreement, Intellectual Property Cross-License Agreement, the IT Applications and Database Agreement and the list of services to be provided under the Transition Services Agreement).

27.	You state in the notes to the financial statements that until the separation between AOL and Time Warner is consummated, Time Warner will provide cash management and other treasury services to AOL and AOL will “sweep the majority of [its] domestic cash balances to Time Warner on a daily basis and receive funding from Time Warner for any domestic cash needs.” It appears that this is a related party transaction pursuant to Item 404 of Regulation S-K that should be disclosed under this section. Please revise.

Response: The Company has added disclosure on pages 130-131 to address the Staff’s comment.

28.	Please describe the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K, and disclose whether or not such policies and procedures are, or will be, in writing.

Response: The Company has added disclosure on pages 131-132 describing the Company’s intended policy and procedures governing related person transactions.

Description of Our Capital Stock

Certain Provisions of Delaware Law, Our Certificate Incorporation and By-laws, page 120

29.	We note that the summary of the information of your capital stock is qualified in its entirety by reference to the full text of the certificate of incorporation, by-laws, and Delaware law. A qualification of this type appears to be inconsistent with the requirement that the material terms of the securities be described in the information statement. Please revise.

Response: The Company has revised its disclosure on page 133 to delete the qualification.

30.	You state on page 120 that you have summarized the provisions in your proposed certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect, but only describe the provision permitting the issuance of preferred stock in one or more series. We note your disclosure on page 26 regarding additional anti-takeover provisions in these documents including rules on how stockholders may present proposals or nominate directors for election at shareholder meetings. Please revise to summarize all material terms of your certificate of incorporation and bylaws that have a material anti-takeover effect.

Response: The Company has revised its disclosure on page 134 to summarize the material terms of its certificate of incorporation and bylaws that could have a material anti-takeover effect.

Report of Independent Registered Public Accounting Firm, page F-2

31.	The restrictive language must be removed before the registration statement becomes effective.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will remove the restrictive language before the Registration Statement becomes effective.

Exhibits

32.	Please file the equity agreement with each of your named executive officers as this agreement appears to be a required exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company’s equity incentive plan and accompanying equity award agreements are currently being prepared. After the equity incentive plan and equity award agreements have been finalized, the Company will file these documents as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

33.	Please tell us whether you intend to file the credit facility as an exhibit to the filing.

Response: The Company advises the Staff that it intends to file the credit facility as promptly as practicable. The Company currently does not expect that the credit facility will be finalized by the date on which it expects to request effectiveness of the Registration Statement. The Company does expect to have a binding commitment from lenders in respect of the credit facility in place on that date and intends to describe the material terms of the commitment and the credit facility in the Registration Statement. In addition, the Company expects to file the documentation in respect of the binding commitment as an exhibit to the Registration Statement in a subsequent amendment to the Registration Statement. The Company expects to file the finalized credit facility as an exhibit on Form 8-K following the effectiveness of the Registration Statement but in advance of the separation.

34.	Please tell us why you have not filed the agreements in connection with your acquisition of Bebo, Inc. on May 18, 2008 for $849.8 million. It appears that this acquisition represented a material portion of your assets in 2008 and that it may be an exhibit that is within the ambit of Item 601(b)(2) of Regulation S-K. Please advise.

Response: The Company has filed the Agreement and Plan of Merger relating to the Bebo, Inc. acquisition and an amendment to the Agreement and Plan of Merger as exhibits 10.65 and 10.66 to the Registration Statement.

35.	We note that you derived $678 million in advertising revenues, or 32% of your total advertising revenues, for the year ended December 31, 2008 in connection with your relationship with Google Inc. As it appears that you are substantially dependant upon this relationship, please provide any agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company has filed the material agreements relating to its relationship with Google as exhibits 10.22-10.46 to the Registration Statement (subject to a confidential treatment request).

*            *            *            *

As requested in your Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 474-1788 with any questions you may have regarding the Registration Statement.

Sincerely,

/s/ Eric L. Schiele, Esq.
Eric L. Schiele, Esq.

Mark P. Shuman

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

Jan Woo

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Melissa Walsh

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ira Parker

Executive Vice President, Corporate Secretary and General Counsel

AOL Inc.

770 Broadway

New York, NY 10003

Encls.

[FEDERAL EXPRESS]